CANABO MEDICAL INC.

CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in Canadian Dollars)

For the years ended
October 31, 2017 and 2016

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Canabo Medical Inc.

We have audited the accompanying consolidated financial statements of Canabo Medical Inc. which comprise the consolidated statements of financial position as at October 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended October 31, 2017 and 2016, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Canabo Medical Inc. at October 31, 2017 and 2016, and its financial performance and its cash flows for the years ended October 31, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
February 27, 2018

CANABO MEDICAL INC.
Consolidated Statements of Financial Position
As at October 31, 2017 and 2016
(Expressed in Canadian dollars)

	2017	2016
	$	$
ASSETS
Current
Cash	8,220,572	2,480,884
Accounts receivable	1,186,117	910,017
Prepaid expenses and security deposits	58,645	120,746
Inventory	2,106	11,709
	9,467,440	3,523,356
Equipment (note 5)	155,902	163,916

	9,623,342	3,687,272
LIABILITIES
Current
Accounts payable and accrued liabilities	852,595	718,715
Deferred revenue	1,080,009	469,200
Due to related parties (note 6)	176,439	291,072

	2,109,043	1,478,987
EQUITY
Share capital (note 7)	15,359,714	5,111,479
Warrants (note 7)	67,472	180,831
Contributed surplus (note 7)	1,164,215	52,500
Deficit	(9,077,102)	(3,136,525)

	7,514,299	2,208,285

	9,623,342	3,687,272

Nature of operations (note 1)
Commitments (notes 7 and 11)
Subsequent events (note 12)

Approved on behalf of the Board of Directors:

“Ian Klassen”	Director	“Neil Smith”	Director

The accompanying notes are an integral part of these consolidated financial statements

CANABO MEDICAL INC.
Consolidated Statements of Comprehensive Loss
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

	2017	2016

	$	$
REVENUE
Medical consultation fees	2,085,011	1,268,283
Research revenue	1,737,017	729,775
Product sales	43,703	82,791

	3,865,731	2,080,849

COST OF SALES
Doctor commissions	1,476,707	927,200
Cost of goods sold	27,527	34,716

	1,504,234	961,916

	2,361,497	1,118,933

EXPENSES
Administrative service fees (note 6)	300,000	300,000
Business advisory and consulting services (note 6)	776,072	272,878
Depreciation (note 5)	44,783	36,167
Human resource recruiting	23,388	97,471
Listing fee expense (note 4)	2,433,273	-
Marketing and advertising	764,974	70,481
Office and administrative	428,626	274,967
Professional fees	75,853	190,290
Rent and facility (note 6)	493,689	329,642
Salaries and benefits (note 6)	1,688,401	927,563
Share-based compensation (notes 6 and 7)	1,110,105	-
Travel	155,393	74,249

	8,294,557	2,573,708
OTHER ITEM
Loss on disposal of equipment	7,517	-

	8,302,074	2,573,708

NET LOSS AND COMPREHENSIVE LOSS	(5,940,577)	(1,454,775)

NET LOSS PER SHARE – BASIC AND DILUTED	(0.16)	(0.07)

Weighted average outstanding number of common shares	36,448,693	20,448,410

The accompanying notes are an integral part of these consolidated financial statements

CANABO MEDICAL INC.
Consolidated Statement of Changes in Equity
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

	Common Shares		Warrants
	Number		Number of		Contributed
	of shares	Amount	warrants	Amount	surplus	Deficit	Total
		$	$	$	$	$	$

Balance, October 31, 2015	18,323,700	1,326,200	-	-	145,000	(1,681,750)	(210,550)
Common shares issued for cash	8,640,000	3,982,500	-	-	-	-	3,982,500
Share issue costs	-	(216,440)	-	-	-	-	(216,440)
Brokers warrants	-	(180,831)	545,000	180,831	-	-	-
Commitment to issue common shares	370,000	92,500	-	-	(92,500)	-	-
Common shares issued for services	213,200	82,550	-	-	-	-	82,550
Share subscriptions received		25,000	-	-	-	-	25,000
Net loss for the year	-	-	-	-	-	(1,454,775)	(1,454,775)
Balance, October 31, 2016	27,546,900	5,111,479	545,000	180,831	52,500	(3,136,525)	2,208,285
Common shares and warrants of Canabo Corp. exchanged for common	(27,546,900)	-	(545,000)	-	-	-	-
shares and warrants of Canabo Medical Inc.	27,546,900	-	545,000	-	-	-	-
				-
Common shares and warrants deemed to be issued on reverse takeover	2,536,411	1,268,206	1,717,070	553,840	-	-	1,822,046
Issuance of shares for cash	6,000,000	8,400,000	-	-	-	-	8,400,000
Issuance of shares from exercise of warrants	1,879,150	1,067,039	(1,879,150)	(665,589)	-	-	401,450
Share issuance costs	-	(487,010)	-	-	-	-	(487,010)
Expiration of warrants	-	-	(179,570)	(1,610)	1,610	-	-
Share-based compensation	-	-	-	-	1,110,105	-	1,110,105
Net loss for the year	-	-	-	-	-	(5,940,577)	(5,940,577)

Balance, October 31, 2017	37,962,461	15,359,714	203,350	67,472	1,164,215	(9,077,102)	7,514,299

The accompanying notes are an integral part of these consolidated financial statements

CANABO MEDICAL INC.
Consolidated Statements of Cash Flows
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

	2017	2016

	$	$
OPERATING ACTIVITIES

Net loss for the year	(5,940,577)	(1,454,775)

Non-cash items:
Depreciation	44,783	36,167
Non-cash items related to listing fee expense	2,370,512	-
Loss on disposal of equipment	7,517	-
Share-based compensation	1,110,105	-
Human resource recruiting	-	40,000
Doctor commissions	-	42,550

	(2,407,660)	(1,336,058)

Changes in non-cash working capital items:
Accounts receivable	(274,531)	(693,181)
Prepaid expenses and security deposits	62,101	(57,934)
Inventory	9,603	(8,895)
Accounts payable and accrued liabilities	106,480	423,325
Due to related parties	(660,262)	57,845
Deferred revenue	610,809	277,175

	(2,553,460)	(1,337,723)

INVESTING ACTIVITIES

Purchase of equipment	(44,286)	(90,190)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of issuance costs	7,912,990	3,791,060
Proceeds from the exercise of warrants	401,450	-
Cash acquired on reverse acquisition transaction	22,994	-

	8,337,434	3,791,060

Change in cash during the year	5,739,688	2,363,147

Cash, beginning of year	2,480,884	117,737

Cash, end of year	8,220,572	2,480,884

Non-cash transactions and supplementary cash flows disclosure:
Common shares issued for reverse take over acquisition	$1,268,206	$-
Common shares issued for services provided	$-	$175,050
Interest paid in cash	$-	$-
Income taxes paid in cash	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Canabo Medical Inc. (the “Company”), formerly Four River Ventures Ltd. (“Four River”), was incorporated pursuant to the British Columbia Business Corporations Act on February 2, 2007. On November 9, 2016, the Company acquired Canabo Medical Corporation (“Canabo Corp.” or the “Corporation”) through a reverse acquisition transaction described in note 4. The historical operations, assets and liabilities of Canabo Corp. are included as the comparative figures as at October 31, 2016, which is deemed to be the continuing entity for financial reporting purposes.

Canabo Corp. was federally incorporated pursuant to the Canada Business Corporations Act on March 19, 2014 under the name “8824479 Canada Inc.” The Corporation changed its name toCanabo Medical Corporation on September 17, 2014. The Corporation was extra-provincially registered in Ontario on October 29, 2014. The Corporation’s subsidiary 2412550 Ontario Inc. was incorporated on March 27, 2014 in Ontario. The subsidiary was extra-provincially registered in Nova Scotia on October 30, 2014, Alberta on February 16, 2016, Newfoundland on February 18, 2016, Manitoba on March 22, 2016, Saskatchewan on April 11, 2016, New Brunswick on September 21, 2016 and British Columbia on April 18, 2017.

Concurrent with the closing of the reverse acquisition transaction, the Company completed a two for one share consolidation and changed its name to Canabo Medical Inc. and effected a change in directors, management and business. On November 9, 2016, the Company’s common shares resumed trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Technology or Life Sciences Issuer under the trading symbol “CMM”.

The Company is engaged in the business of providing medical services to patients suffering from chronic pain and disabling illnesses through its health clinics operated by qualified health care practitioners. As of October 31, 2017, the Company has clinics operating in Halifax, St. John’s, Moncton, Chilliwack and Kelowna and the province of Ontario.

The Company’s registered office is located at Suite 1750 – 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6 and the address of the principal place of business is at Suite 407, 1 Eglinton Avenue East, Toronto, Ontario, Canada.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Approval of the consolidated financial statements

These consolidated financial statements for the year ended October 31, 2017 were reviewed and approved and authorized for issue by the Company’s Board of Directors on February 27, 2018.

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION (continued)

Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value as explained in the accounting policies set out in note 3. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. These consolidated financial statements also include the effects of the reverse acquisition transaction as described in note 4 and the assets and operations of the Company since November 9, 2016. All significant intercompany transactions have been eliminated on consolidation.

The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar.

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents in the statements of financial position is comprised of cash in banks and on hand and short-term deposits which mature in three months or less, which are readily convertible into a known amount of cash. As at October 31, 2017, the Company only held cash.

b)	Equipment

Items of equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized in net profit (loss).

Equipment is depreciated at the following annual rates:

Computer equipment and software	30% on a declining balance basis
Office furniture and equipment	20% on a declining balance basis
Leasehold improvement	Straight line over 3 year basis

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted, if appropriate.

c)	Significant Accounting Estimates and Judgements

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors including expectations of future events that are believed to be reasonable under the circumstances.

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgements (continued)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made. The assumptions and estimation uncertainty relate to, but are not limited to, the following:

Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities;
ii.	the inputs used in accounting for share-based compensation; and
iii.	the inputs used in estimating research revenue, deferred revenue and accrued liabilities.

d)	Income Taxes

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

e)	Loss Per Share

Basic loss per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method in calculating diluted loss per share. Diluted loss per share excludes all dilutive potential common shares if their effect is anti-dilutive.

f)	Share Issue Costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to operations.

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Share-based Compensation

The fair value of any equity settled stock options awarded to employees defined under IFRS 2 Share-based payments (i.e. employees for legal and tax purpose, directors and certain consultants), determined as of the date of grant, and awarded to non-employees defined under IFRS 2, as of the date of delivery of service, is recognized as share-based compensation expense, included n the statement of comprehensive loss, over the vesting period of the stock options based on the estimated number of options expected to vest, with a corresponding increase to contributed surplus.

h)	Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or at fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities.

Financial instruments comprise cash, amounts receivable, accounts payable, deferred revenue, and due to related parties. At initial recognition management has classified financial assets and liabilities as follows:

Financial assets - The Company has classified its cash at FVTPL. A financial instrument is classified at FVTPL if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Financial instruments at FVTPL are measured at fair value and changes therein are recognized in income. The Company classifies the accounts receivable as loans and receivable.

Financial liabilities - The Company has classified its accounts payable, deferred revenue and due to related parties as other financial liabilities. Accounts payable are recognized at the amount required to be paid less, when material, a discount to reduce the payable to fair value. The Company derecognizes a financial liability when it its contractual obligations are discharged, cancelled or expire.

i)	Revenue recognition

The Company earns revenue by providing medical consulting services to patients suffering from chronic pain and disabling illnesses and the sale of products related to those services. The Company also conducts medical research associated with the use of medical cannabis.

Revenue is recognized at the fair value of consideration received or receivable when collection is probable and the amount of revenue and costs incurred can be measured reliably.

Medical consultation revenue

Revenues are recognized in the period after each patient visit is completed. The Company will make a submission to the provincial health agency for payment. The Company typically receives payments from the health agency in the following months.

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Revenue recognition (continued)

Medical research

The Company has contractual agreements with Licensed Producers (LP’s) to conduct various research studies for the use of cannabis. The Company invoices the LP’s based on the number of patients that enroll in the research program. Revenue is recognized over a period of the contractual arrangement and any unamortized amount is recorded as deferred revenue as at the reporting date.

Product sale

Revenue is recognized when the customer takes possession of the product which occurs at the point of sale, net of any sales returns.

j)	Inventory

Inventory consists of various products related to the medical consulting services provided by the Company. Inventory is recorded at the lower of cost and net realizable value with costs being determined on an average cost basis. Obsolete inventory is written off to the statement of loss during the period the loss is incurred.

k)	Recent accounting pronouncements

There were no new or revised accounting standards scheduled for mandatory adoption on November 1, 2016 that affected the Company’s consolidated financial statements.

l)	New Accounting Standards Issued but Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below. The Company is evaluating any impact the standards noted below may have on the Company’s financial statements and this assessment has not been completed.

Standards effective for annual periods beginning on or after January 1, 2018:

IFRS 15 Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company intends to adopt the IFRS 15 on November 1, 2018 using the modified retrospective approach where the cumulative impact of the adoption will be recognized in retained earnings as of November 1, 2018 and comparatives will not be restated.

The Company has conducted a preliminary assessment of the impact from this new standard. Under IFRS 15, revenue from the medical consultation would be recognized at a point in time when services have been provided to the patients. The Company satisfies its performance obligation upon delivery of services and accepted by the patients and the respected provincial governments, which is consistent with the Company’s current revenue recognition policy under the current standard, IAS 18.

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)	New Accounting Standards Issued but Not Yet Effective (continued)

Standards effective for annual periods beginning on or after January 1, 2018 (continued):

Research revenue earned from Licensed Producers would be recognized over a period of time as the research patients remain active with the Licensed Producers. This is consistent with the Company’s current revenue recognition policy under IAS 18 where revenue is recognized on a monthly basis over a specified period of time that the research patient remains an active purchaser of medical cannabis with the Licensed Producer.

Based on the Company’s preliminary assessment, the adoption of this new standard is not expected to have a material impact on its consolidated financial statements.

IFRS 9 Financial Instruments – In November 2009, as part of the IASB project the ASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In July 2014, the final version of IFRS 9 was issued and adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flows characteristics. The standard is effective for annual periods beginning on or after January 1, 2018. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 2 Share-based Payment - In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016. The amendment provide guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

Standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 16 Leases - In June 2016, the IASB issued IFRS 16 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been adopted.

Based on the Company’s operations, the adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

4.	REVERSE ACQUISITION TRANSACTION

On November 9, 2016 pursuant to a Share Exchange Agreement the Company acquired all of the issued and outstanding common shares and common share purchase warrants of Canabo Corp. (the “Transaction”) by issuing 27,546,900 common shares and 545,000 common share purchase warrants of the Company.

Concurrent with the Transaction, the Company completed a share consolidation on the basis of two old common shares for one new common share. This share consolidation has been applied retrospectively within these financial statements. The Company adopted a financial year end of October 31 as a result of the closing of the Transaction.

For accounting purposes, the acquisition is considered to be outside the scope of IFRS 3, Business Combinations (“IFRS 3”), since the Company, prior to the acquisition did not constitute a business. The transaction is accounted for in accordance with IFRS 2, Share-based Payment (“IFRS 2”), whereby Canabo Corp. is deemed to have issued shares and share purchase warrants in exchange for the net assets of the Company together with its listing status at the fair value of the consideration received by Canabo Corp. The accounting for this transaction resulted in the following:

(i)

The consolidated financial statements of the combined entities are issued under the legal parent, Canabo Medical Inc., but are considered a continuation of the financial statements of the legal subsidiary, Canabo Corp.

(ii)	Since Canabo Corp. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

Since the share and share-based consideration allocated to the former shareholders of the Company on closing the Transaction is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares and warrants, the value in excess of the net identifiable assets or obligations of the Company acquired on closing is expensed in the consolidated statement of comprehensive loss as listing fee expense.

The listing fee expense in the amount of $2,433,273 is comprised of the net working capital deficiency, the fair value of common shares and warrants of the Company retained by the former shareholders of the Company as well as other direct expenses of the Transaction.

The listing fee expense is summarized as follows:

$
Net working capital deficiency assumed:
Accounts payable and accrued liabilities	573,029
Amounts receivables	(1,569)
Cash	(22,994)
548,466

Common shares deemed to be issued	1,268,206

Warrants deemed to be issued	553,840
Legal and other transaction costs	62,761
1,884,807
Listing fee expense	2,433,273

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

4.	REVERSE ACQUISITION TRANSACTION (continued)

The Company has estimated the fair value of the equity instruments deemed to be issued by the Company. The fair value of the 2,536,411 post-consolidation common shares amounted to $1,268,206, based upon a recent private placement financing of Canabo Corp. at $0.50 per share. The fair value of the 1,537,500 of the Company’s share purchase warrants, exercisable at $0.15 per share for 5 months, amounted to $552,230. The fair value of the 179,570 of the Company’s warrants exercisable at $8.00 per share for 10 months, amounted to $1,610. The fair values were estimated using the Black-Scholes pricing model applying an expected volatility of 135%, a risk-free interest rate of 1% with no expected dividend yield.

5.	EQUIPMENT

	Computer
	equipment	Office	Leasehold
	and software	equipment	improvements	Total
Cost:	$	$	$	$
As at October 31, 2015	65,510	58,987	-	124,497
Additions	38,872	42,898	8,421	90,191
As at October 31, 2016	104,382	101,885	8,421	214,688
Additions	41,335	17,950	-	59,285
Disposals	(17,548)	(12,105)	-	(29,653)
As at October 31, 2017	128,169	107,730	8,421	244,320

Accumulated depreciation:
As at October 31, 2015	12,080	2,524	-	14,604
Depreciation	20,254	14,510	1,403	36,167
As at October 31, 2016	32,334	17,034	1,403	50,771
Depreciation	24,303	17,673	2,807	44,783
Disposals	(4,870)	(2,266)	-	(7,136)
At October 31, 2017	51,767	32,441	4,210	88,418

Net book value:
At October 31, 2016	72,048	84,851	7,017	163,916
At October 31, 2017	76,402	75,289	4,211	155,902

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

6.	RELATED PARTY BALANCES AND TRANSACTIONS

The amounts owing to related parties are summarized as follows:

	October 31,	October 31,
	2017	2016

	$	$
Amounts due to founding shareholders	-	60,000
Amount owing to Numus Financial Inc.	47,349	134,414
Other amounts payable to officers and directors	129,090	96,658

	176,439	291,072

The amounts owing to related parties are non-interest bearing, unsecured and are due on demand.

The Company paid consulting fees and administrative fees covering administrative services, business advisory services, rent, accounting services, other consulting and marketing services, office and administrative expense to Numus Financial Inc. (“Numus”) for the years ended:

	2017	2016

	$	$
Administrative service fees	300,000	300,000
Business advisory services	250,000	-
Rent and facility	75,005	20,500
Consulting fees	84,432	60,197

	709,437	380,697

Key management includes directors and officers of the Company. The Company incurred certain salary amounts as well as professional fees and doctor commissions and fees to companies controlled by the officers of the Company for the years ended:

	2017	2016
	$	$
Consulting fees, management and salaries	380,423	251,728
Directors fees	27,000	-
Doctor commissions	109,314	135,902
Share-based compensations	696,144	-

	1,212,881	387,630

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

7.	SHARE CAPITAL

Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares without par value.

Escrow shares:

As a result of the reverse acquisition described in note 4, there were 13,765,500 common shares subject to a Tier 2 Value Escrow Agreement. As at October 31, 2017, there were 10,586,625 common shares remained in escrow.

Issued and outstanding common stock:

As at October 31, 2017, there were 37,962,461 common shares issued and outstanding.

Common shares issued during the year ended October 31, 2016

On March 9, 2016, the Company issued 1,100,000 common shares at a price of $0.25 per share.

On April 12, 2016, the Company issued 625,000 common shares at a price of $0.40 per share.

On September 23, 2016, the Company completed a private placement financing, issuing 6,915,000 common shares at a price of $0.50 per share for gross proceeds of $3,457,500. In connection with this financing, the Company paid a finder’s fee of $190,750 and incurred other share issuance costs of $25,690. The Company also issued broker’s warrants to acquire 545,000 common shares at an exercise price of $0.50 for two years with a fair value of $180,831. The fair value was estimated using the Black-Scholes option pricing model applying a market price of $0.50, an exercise price of $0.50, a risk-free rate of 1%, an expected volatility of 135% and an expected dividend yield of 0%.The fair value of the brokers’ warrants has also been recorded as a share issue cost.

In a prior year, the Company had entered agreements with certain service providers including lead physician and a physician recruitment agency and committed to issue 370,000 common shares. During the year ended October 31, 2016, the Company issued the shares with a fair value of $92,500 and this amount had been transferred from contributed surplus to share capital.

The Company issued 100,000 common shares to the President/CEO of the Company with a fair value of $40,000 pursuant to the employment agreement and 113,200 common shares with a fair value of $42,550 at the prevailing price for services received from certain lead physician contracts. The Company has no further obligations under its lead physician arrangements.

Common shares issued during the year ended October 31, 2017

On November 9, 2016, as a result of the reverse acquisition transaction as described in note 4, the Company acquired all of the issued and outstanding common shares of Canabo Corp. in exchange for 27,546,900 common shares of the Company.

The Company has estimated the fair value of its 2,536,411 common shares and 1,717,070 warrants deemed to be issued on the reverse acquisition transaction as $1,268,206 based on the share price of $0.50 from the recent private placement completed by Canabo Corp. and $553,840 using the Black-Scholes Option Pricing model with the assumptions as described in note 4.

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

Issued and outstanding common stock (continued):

Common shares issued during the year ended October 31, 2017 (continued)

On December 22, 2016, the Company completed a brokered private placement with Aphria Inc. issuing 6,000,000 common shares at a price of $1.40 per share for gross proceeds of $8,400,000. The Company paid a finder’s fee of $420,000 and incurred other share issuance costs of $67,010.

During the year ended October 31, 2017 the Company issued 1,537,500 common shares for the exercise of warrants for gross proceeds of $230,625 and the fair value of $552,230 for warrants deemed to be issued in the RTO Transaction, as described in note 4.

During the year ended October 31, 2017 the Company issued 341,650 common shares from the exercise of warrants for gross proceeds of $170,825 and the fair value of $113,359.

Warrants:

As at October 31, 2017, the Company had warrants outstanding enabling holders to acquire the following:

			Weighted-
		Weighted-	average
		average	remaining
	Warrants	exercise	contractual
	outstanding	price	life (years)
		$
Balance, October 31, 2015	-	-
Warrants issued	545,000	0.50	1.1

Outstanding and exercisable, October 31, 2016	545,000	0.50	1.1
Deemed issued on reverse takeover	1,537,500	0.15
Deemed issued on reverse takeover	179,570	8.00	0.1
Exercised	(341,650)	0.50
Exercised	(1,537,500)	0.15
Expired	(179,570)	8.00

Outstanding and exercisable, October 31, 2017	203,350	0.50	0.9

At October 31, 2017, the Company had outstanding warrants entitling the holders to acquire additional common shares as follows:

Expiry	Number	Exercise
date	of warrants	price

September 23, 2018	203,350	$0.50

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

Stock options:

The Company has adopted a stock option plan (the “Plan”), providing the Board of Directors with the discretion to issue an equivalent number of options of up to 10% of the issued and outstanding share capital of the Company. Stock options are granted with an exercise price of not less than the closing share price of the day preceding the date of grant.

On November 25, 2016, the Company granted 1,775,000 stock options to directors, officers, employees and consultants. These options are exercisable at a price of $0.90 per share with vesting terms of 25% every 6 months and expiry on November 25, 2021.

On February 6, 2017, the Company granted 300,000 stock options to employees. These options are exercisable at a price of $0.73 per share with vesting terms of 25% every 6 months and expiry on February 6, 2022.

On October 4, 2017, the Company granted 1,000,000 stock options to employees and directors. These options are exercisable at a price of $0.45 per share with vesting terms of 25% every 6 months and expiry on October 4, 2022.

The estimated fair values of the stock options granted were estimated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The assumptions used in the Black-Scholes option pricing model for options issued during the year ended October 31, 2017 are as follows:

		October 4, 2017		February 6, 2017		November 25, 2016
Share price		$0.45		$0.73		$0.90
Risk-free interest rate		1.0%		1.0%		1.0%
Expected volatility		106%		115%		115%
Expected dividend yield	$	nil	$	nil	$	nil
Expected forfeiture rate		0%		0%		0%
Expected life		5 years		5 years		5 years

Based on the Black-Scholes option pricing model and the assumptions outlined above the estimated fair value of the granted options is $1,709,275, this amount is recognized over the vesting period. As a result, a share-based compensation expense of $1,048,505 has been recorded during the year ended October 31, 2017.

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

Stock options (continued):

The following table reconciles the stock option activity during the year ended October 31, 2017:

		Weighted
	Number of	average
	options	exercise price
		$
Balance, October 31, 2015 and 2016	-	-
Granted	3,075,000	0.74
Cancelled/forfeited	(135,000)	0.77
Options outstanding – October 31, 2017	2,940,000	0.88

Vested, October 31, 2017	485,000	0.88

Unvested, October 31, 2017	2,455,000	0.71

The following table summarizes information relating to outstanding and exercisable stock options as at October 31, 2017:

	Exercise	Remaining	Number of stock	Number of stock
Expiry date	price	life (years)	options vested	options unvested
November 25, 2021	$0.90	4.1	435,000	1,305,000
February 6, 2022	$0.73	4.3	50,000	150,000
October 4, 2022	$0.45	4.9	-	1,000,000

Share Commitments:

Peak Medical Group

In December 2016, the Company signed a Patient Operating Agreement (“Agreement”) with Peak Pulmonary Consulting Inc. (“Peak Medical Group”). The Peak Medical Group will provide medical marijuana treatments and therapies within the Pinnacle Medical Centers through its wholly-owned subsidiary CieloMed. Under the terms of the Agreement, Peak Medical Group will provide physicians and clinic space to assess up to 20,000 new patients under the Company’s medical marijuana assessment, prescribing, educational procedures and protocols. In addition, Peak Medical Group will also provide operational services. Canabo will acquire all the issued and outstanding shares of CieloMed on the earlier of: CieloMed reaches a minimum of 20,000 patients under the Company’s medical marijuana protocols; or five years from the date of the formal Share Exchange Agreement (“SEA”). At closing, the Company will issue up to approximately 1,869,000 common shares (up to 5.1% of the issued and outstanding shares of the Company), representing up to a maximum deemed value of $1,600,000 in the Company’s shares. Any shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The Agreement is subject to both parties maintaining certain performance and quality assurance provisions and the execution of the SEA is subject to TSX-V approval.

Employment incentive program

Pursuant to the employment contracts, the Company agreed to issue 140,000 common shares to the CEO of the Company and certain physicians. As at October 31, 2017, the obligation to issue these shares was recorded as contributed surplus with a fair value of $0.44 per share resulting in additional share-based compensation of $61,600.

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

8.	INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the combined statutory Canadian federal and Provincial income tax rates:

	2017	2016
Combined statutory tax rate	27%	27%
	$	$

Income tax recovery at combined statutory rate	(1,558,581)	(392,789)
Non-deductible items for tax purposes and other items	767,214	(52,323)
Change in tax rate	4,991	(6,021)
Change in tax benefits not recognized	786,376	451,133
Income tax expense (recovery)	-	-

The tax effect of deductible and taxable temporary differences that give rise to the Company’s deferred income tax assets and liabilities are shown below:

	2017	2016

	$	$

Non-capital loss carry forwards	1,227,531	737,293
Equipment	265,323	(8,376)
Share issuance costs	139,608	46,751
Tax benefits not recognized	(1,632,462)	(775,668)
Net deferred income tax assets (liabilities)	-	-

As at October 31, 2017, the Company had approximately $5,522,000 in non-capital loss carry forward available to reduce taxable income for future years. These losses expire as follows:

Expiry date	$

October 31, 2034	325,000
October 31, 2035	1,111,000
October 31, 2036	1,555,000
October 31, 2037	2,531,000
5,522,000

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

9.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the expansion of the clinics. The Company is not subject to any externally imposed capital requirements. The Company considers its capital to be all the items included in equity.

As at October 31, 2017, the Company had capital resources consisting mainly of cash and accounts receivable. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company will rely on capital markets to support its continued growth and may issue common shares to raise additional financing.

10.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, amounts receivable, accounts payable, amounts due to related parties and deferred revenue.

The following table summarizes the carrying values of the Company’s financial instruments:

	2017	2016
	$	$

FVTPL (i)	8,220,572	2,480,884
Loans and receivables (ii)	1,186,117	908,900
Other financial liabilities (iii)	1,844,124	1,416,487

(i)	Cash
(ii)	Accounts receivable
(iii)	Accounts payable, due to related parties and deferred revenue

The Company classifies its fair value measurements in accordance with an established hierarchy that priorities the inputs in valuation techniques used to measure fair value as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and
Level 3 - Inputs that are not based on observable market data.

The following table sets for the Company’s financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	8,220,572	-	-	8,220,572

i) Credit risk

Credit risk is the risk of financial loss to the Company if counter-party to a financial instrument fails to meet its contractual obligations. The Company manages credit risk by investing its cash with large Canadian chartered banks. Amounts receivable are monitored on an ongoing basis and as a result the exposure to credit risk is not significant. The maximum exposure to credit risk at the reporting date is the carrying value of the Company’s cash and the amounts receivable.

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

10.	FINANCIAL INSTRUMENTS (continued)

ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above. As at October 31, 2017, the Company has cash of $ 8,220,572. The continuation of the Company depends upon the support of its lenders and equity investors, which cannot be assured. All of the Company’s financial liabilities are subject to normal trade terms and due within one year.

11.	COMMITMENTS

The Company has entered an administrative services agreement with Numus at a fee of $25,000 per month covering management and administrative services. This agreement has a guaranteed term to May 2018 with a three-month cancelation clause thereafter. If subsequently cancelled with three months’ notice, an additional break fee of six months’ remuneration or $150,000 will be payable to Numus. The Company also has entered an additional services agreement covering, marketing services, rent, office and administrative expenses for a monthly fee of $6,600 per month.

The Company has entered long-term lease arrangements for the clinic facilities in Toronto, Ottawa, Halifax, St. John’s, Newfoundland and Edmonton for periods ranging from three to seven years. The Company has also entered short-term lease arrangements at five other clinic locations.

The minimum annual clinic lease payments for the years ended October 31:

$
2018	364,597
2019	300,224
2020	235,240
2021	150,271
2022	17,992

CANABO MEDICAL INC.
Notes to Consolidated Financial Statements
For the years ended October 31, 2017 and 2016
(Expressed in Canadian dollars)

12.	SUBSEQUENT EVENTS

(i)

Subsequent to October 31, 2017, the Company entered into an agreement (“Agreement”) relating to the business combination with Aleafia Inc. (“Aleafia”), a private corporation existing under the laws of Ontario (the “Transaction”) with its head office in Concord, Ontario. Aleafia operates the Aleafia Total Health Network in Vaughan, Ontario, and wholly-owns a subsidiary that is a licensed producer in Canada to cultivate medical marijuana. The Agreement provides that the Transaction be completed pursuant to a three-cornered amalgamation between the Company’s subsidiaries, Canabo Corp. and 2412550 Ontario Inc., and Aleafia, whereby 2412550 Ontario Inc. and Aleafia will merge to form one amalgamated corporation (the “Amalgamation”). On the effective date of the Amalgamation (the “Effective Date”), all of the shareholders of Aleafia on the Effective Date will receive common shares of the Company on a one for one share basis, and all of the outstanding stock options and warrants of Aleafia will be exchanged for stock options and warrants of the Company on an equivalent basis.

Following the completion of the Amalgamation, and subject to acceptance of the TSX Venture Exchange (the “TSXV”), the Company’s common shares will continue to be listed on the TSXV, with all of the shareholders of Aleafia also becoming shareholders of the Company, holding approximately 71% of the total issued shares of the Company prior to completion of the Aleafia Private Placement (as described below). Canabo Corp. will be the resulting listed issuer (the “Resulting Issuer”). The Transaction will be treated as a Fundamental Acquisition pursuant to the policies of the TSXV.

The Transaction is subject to a number of conditions as set forth in the Agreement, including the approval of the shareholders of Aleafia, the completion of the Aleafia Private Placement as described below, and the receipt of all requisite regulatory and stock exchange approvals.

Prior to completion of the Transaction, Aleafia intends to complete a brokered private placement (the “Aleafia Private Placement”) of at least 24,000,000 subscription receipts (“Subscription Receipts”) on a best efforts basis for gross proceeds of approximately $30,000,000, at an offering price of $1.25 per Subscription Receipt. The Agents will have the option exercisable any time up to 24 hours prior to the closing of the offering to increase the size of the Aleafia Private Placement up to $34,500,000. Each Subscription Receipt will, following the completion of the Aleafia Private Placement, and the satisfaction of certain escrow release conditions, entitle the holders to receive, without payment of additional consideration or taking of further action, one unit consisting of one common share and one half of a common share purchase warrant in the capital of the Resulting Issuer. Each whole warrant is exercisable into one common share in the Resulting Issuer at a price of $1.75 for 18 months following the Listing Date.

(ii)

Subsequent to October 31, 2017 the Company cancelled 1,175,000 stock options. The stock options had an exercise price of $0.90 per share and were originally granted on November 25, 2016 with an expiry date of November 25, 2021.